April 26, 2019

Via Email
Thierry de Longuemar
Vice President and Chief Financial Officer
Asian Infrastructure Investment Bank
B-9 Financial Street, Xicheng District
Beijing 100033
People's Republic of China

       Re:    Asian Infrastructure Investment Bank
              Amendment No. 4 to Registration Statement under Schedule B Filed April 19, 2019
              File No. 333-228613

Dear Mr. de Longuemar:

        We have reviewed your amended registration statement and have the following comment.
In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement under Schedule B

General

   1. To the extent material, please disclose the effects on the Bank and its securities if some members of the Bank are not able to receive a waiver from sanctions preventing oil purchases from Iran.
 Thierry de Longuemar
Asian Infrastructure Investment Bank
April 26, 2019
Page 2

       You may contact Gustavo Rodriguez, Accounting Branch Chief, at (202) 551-3752 or
John Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding the comment on the financial statements and related matters. Please contact Ellie
Quarles, Special Counsel, at (202) 551-3238 or Michael Coco, Chief, at (202) 551-3253 with any other questions.

                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
International Corporate
                                                         Finance




cc:    R diger Woggon
       Lead Counsel, Office of the General Counsel
       Asian Infrastructure Investment Bank

       Robert S. Risoleo, Esq.
       Sullivan & Cromwell LLP